Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
10 November 2009
FILING OF ANNUAL REPORT ON FORM 20-F
Mumbai — Sterlite Industries (India) Limited (“SIIL” or the “Company”) announced that it has previously filed its Annual Report on Form 20-F, as amended by Amendment No. 1 on Form 20-F/A, for the financial year ended March 31, 2009 (“FY 2009”), containing its audited consolidated financial statements for FY 2009, with the U.S. Securities and Exchange Commission.
A copy of the Annual Report, as amended, can be downloaded at the Company’s website at www.sterlite-industries.com and upon written request by shareholders, a hard copy of the audited consolidated financial statements for FY 2009 will be provided free of charge.
For further information, please contact:

Ashwin Bajaj	ashwin.bajaj@vedanta.co.in
Vice President — Investor Relations	Tel: +91 22 6646 1437
Sterlite Industries (India) Limited

Sheetal Khanduja
AGM — Investor Relations	Sheetal.khanduja@vedanta.co.in
Sterlite Industries (India) Limited	Tel: +91 22 6646 1427
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper, zinc and lead and Power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.